SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 2

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2005

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

AMENDMENT OF FINANCIAL RESULTS FOR THIRD QUARTER ENDED DECEMBER 31, 2004

On February 4, 2005, the registrant filed information on Form 6-K with the Securities and Exchange Commission regarding its financial condition and results of operations for the third quarter ended December 31, 2004. On February 14, 2005, the registrant filed an amendment on Form 6-K/A to correct the original filing in certain respects. The registrant hereby further amends its financial condition and results of operations for the third quarter ended December 31, 2004 as follows to correct information regarding the number of outstanding shares, shareholders’ equity per share and expected earnings per share (consolidated and non-consolidated).

This amendment is not intended to revise, update, amend or restate any other part of the previous information or reflect any events that have occurred after the Form 6-K was filed on February 4, 2005.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
Name: Shigehito Katsuki
Title: General Manager
Department IV

Date: March 3, 2005

March 03, 2005

Correction of Parts of Consolidated and Non-consolidated Financial Results Release for the Nine Months Ended December 31, 2004

We hereby correct parts of our Consolidated and Non-consolidated Financial Results Release for the Nine Months Ended December 31, 2004 which was released on February 4, 2005. The amounts to be corrected are underlined.

After Correction

(Page 1)

2.    Consolidated Financial Results for the Nine Months Ended December 31, 2004 (April 1, 2004 - December 31, 2004)

Amounts are rounded off to nearest million yen throughout this report.

(2) Consolidated Financial Position	(Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
December 31, 2004	19,027,011	6,735,092	35.4%	450,808.74 (yen)
March 31, 2004	19,434,873	6,397,972	32.9%	406,447.52 (yen)

Note:	Number of shares outstanding (consolidated) as of December 31, 2004 and March 31, 2004 was 14,940,021 shares and 15,741,201 shares, respectively.

3.    Consolidated Financial Results Forecasts for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

(Millions of yen)

	Operating Revenues	Income before Income Taxes	Net Income
Year ending March 31, 2005	10,780,000	1,645,000	670,000

(Reference) Expected Earnings per Share (Year ending March 31, 2005): 44,845.99 yen

(Page 9)

2.    Non-consolidated Financial Results for the Nine Months Ended December 31, 2004 (April 1, 2004 - December 31, 2004)

Amounts are rounded off per 1 million yen throughout this report.

(2) Non-consolidated Financial Position	(Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
December 31, 2004	8,507,630	5,179,426	60.9%	346,681.37 (yen)
March 31, 2004	8,616,756	5,167,876	60.0%	328,297.58 (yen)

Note:	Number of shares outstanding (non-consolidated) as of December 31, 2004 and March 31, 2004 was 14,940,021 shares and 15,741,201 shares, respectively.

3.    Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

(Millions of yen)

	Operating Revenues	Recurring Profit	Net Income
Year ending March 31, 2005	328,000	150,000	455,000

(Reference) Expected Earnings per Share (Year ending March 31, 2005): 30,455.11 yen

Before Correction

(Page 1)

2.    Consolidated Financial Results for the Nine Months Ended December 31, 2004 (April 1, 2004 - December 31, 2004)

Amounts are rounded off to nearest million yen throughout this report.

(2) Consolidated Financial Position	(Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
December 31, 2004	19,027,011	6,735,092	35.4%	427,892.06 (yen)
March 31, 2004	19,434,873	6,397,972	32.9%	406,447.52 (yen)

Note:	Number of shares outstanding (consolidated) as of December 31, 2004 and March 31, 2004 was 15,740,166 shares and 15,741,201 shares, respectively.

3.     Consolidated Financial Results Forecasts for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

(Millions of yen)

	Operating Revenues	Income before Income Taxes	Net Income
Year ending March 31, 2005	10,780,000	1,645,000	670,000

(Reference) Expected Earnings per Share (Year ending March 31, 2005): 42,566.26 yen

(Page 9)

2.    Non-consolidated Financial Results for the Nine Months Ended December 31, 2004 (April 1, 2004 - December 31, 2004)

Amounts are rounded off per 1 million yen throughout this report.

(2) Non-consolidated Financial Position	(Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
December 31, 2004	8,507,630	5,179,426	60.9%	329,057.96 (yen)
March 31, 2004	8,616,756	5,167,876	60.0%	328,297.58 (yen)

Note:	Number of shares outstanding (non-consolidated) as of December 31, 2004 and March 31, 2004 was 15,740,166 shares and 15,741,201 shares, respectively.

3.    Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

(Millions of yen)

	Operating Revenues	Recurring Profit	Net Income
Year ending March 31, 2005	328,000	150,000	455,000

(Reference) Expected Earnings per Share (Year ending March 31, 2005): 28,906.94 yen

For inquiries:
Department IV.
Tel: +81-3-5205-5421
E-mail:investors@hco.ntt.co.jp